

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2022

Bihua Chen
Chief Executive Officer
Helix Acquisition Corp.
c/o Cormorant Asset Management, LP
200 Clarendon Street, 52nd Floor
Boston, MA 02116

> **Re: Helix Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 29, 2021**
> **File No. 001-39630**

Dear Ms. Chen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joel Rubinstein, Esq.